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                                                                   EXHIBIT 99.2

                 [Ditech Communications Corporation Letterhead]

August ___, 2000

Dear __________:

         You previously were granted an option to purchase shares of common stock of Atmosphere Networks, Inc. ("Atmosphere") under the Atmosphere Networks, Inc. 1997 Stock Plan (hereinafter, your "Atmosphere Option"). Effective July 25, 2000, Atmosphere was acquired by Ditech Communications Corporation ("Ditech") in a transaction involving the merger of Oxygen Acquisition Corporation, a wholly-owned subsidiary of Ditech, with and into Atmosphere (the "Merger"). The Merger was carried out under terms and conditions agreed to by the parties in an Agreement and Plan of Merger and Reorganization, dated June 21, 2000 (the "Merger Agreement"). This letter provides you with information regarding what happens to your Atmosphere Option.

1. NUMBER OF SHARES AND EXERCISE PRICE. As originally granted, your Atmosphere Option, dated __________, included the following terms:

         Number of Atmosphere shares:                       _____
         Exercise price per share:                          _____

As a result of the Merger and in accordance with the terms of the Atmosphere Networks, Inc. 1997 Stock Plan (the "Atmosphere Plan"), each unexpired and unexercised Atmosphere Option was assumed by Ditech and automatically converted into an option to purchase shares of Ditech common stock. No action was required of you.

         To reflect the difference between the relative values of Atmosphere common stock prior to the Merger and the Ditech common stock now subject to your Atmosphere Option, a proportional adjustment to the number of shares and exercise price under your Atmosphere Option has also been made. The Merger Agreement specifies a formula for determining a ratio, referred to as the "Exchange Ratio," which will apply for purposes of making these adjustments. The Exchange Ratio equals _____ (_____).

         Specifically, the number of Atmosphere shares subject to your Atmosphere Option immediately prior to the Merger was divided by a number, _____ (_____), which reflects the Exchange Ratio, to determine the number of Ditech shares subject to your assumed Atmosphere Option after the Merger. Under the terms of the Merger Agreement and IRS income tax regulations, the adjusted number of shares was rounded to the next whole share. The per share exercise price of your Atmosphere Option prior to the Merger was also multiplied by a number, _____ (_____), to determine the new per share exercise price of your assumed Atmosphere Option rounded up to the nearest penny.

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         Accordingly, your adjusted Atmosphere Option, dated __________, now has the following terms:

         Number of Ditech shares:                           _____
         Exercise price per share:                          _____

         Please note that, except for rounding differences, the total exercise price under your Atmosphere Option (the exercise price per share times the whole number of shares) has remained the same.

2. VESTING. Your adjusted Atmosphere Option continues to vest according to its original terms, except, however, as a result of the Merger, your adjusted Atmosphere Option will be credited with an additional one year of vesting. You have not lost any vesting credit for the period you rendered services to Atmosphere, and you will continue to vest in your assumed Atmosphere option for so long as you render services to Ditech.

3. OTHER TERMS AND CONDITIONS. All of the other terms and conditions of your Atmosphere Option will remain the same.

         You will not be issued a new option agreement for your assumed Atmosphere Option, which already has been assumed and converted as described above. We simply request that you sign this letter to acknowledge that you have received this information about the terms of your Atmosphere Option, as assumed by Ditech.

         Please be aware that neither the assumption of your Atmosphere Option nor this letter is intended to constitute a promise or agreement of employment, and neither should be interpreted to prohibit either you or Ditech from terminating your employment or services at any time, with or without cause.

         We believe that the Merger presents an exciting opportunity for both companies. The conversion of Atmosphere Option to purchase shares of Ditech common stock allows you to participate in the financial rewards of this new joint enterprise. If you have any questions regarding the conversion of Atmosphere Options, please contact Kimberly Canigiula at (650) 623-1357. We would appreciate if you would confirm receipt of this letter by signing and returning the enclosed copy of this letter to Kimberly Canigiula at Ditech by __________, 2000.

Sincerely,

DITECH COMMUNICATIONS CORPORATION


______________________________________


Received and Acknowledged:


______________________________________

__________, Optionee